Filed by Motient Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Rare Medium Group, Inc.
                           Motient Corporation and Rare Medium Group, Inc. Commission File No. 0-13865



                     ***************************************


           Replay Available for Motient Corporation (NASDAQ: MTNT)
                       Quarterly Results Conference Call


RESTON, Va., July 20, 2001/ PR Newswire/ - Motient Corporation issued the following:

               A replay of the July 19th call hosted by Motient Corporation (NASDAQ: MTNT) to discuss Motient's results for the quarter ended June 30, 2001 is now available. To listen to the replay, please dial the number and access code below:


                         Call-in number: 1-800-406-5345
                               Access code: 498629



Caution Concerning Forward-Looking Statements

The discussion set forth in the transcript includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding financial and trend projections and statements regarding the consummation and timing of the proposed merger between Motient and Rare Medium Group, Inc., combined business opportunities and synergies, expected revenues, liquidity, and financial performance. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors, financial markets, the failure of the proposed transaction described above to be completed for any reason or the parties being unable to recognize the benefits of the transaction. More detailed information about those factors is contained in Motient's filings with the Securities and Exchange Commission, including Motient's registration statement on form S-4 (File No. 333-63826), Motient's annual report on Form 10K for the year ended December 31, 2000, and Motient's quarterly report on Form 10Q for the quarter ended March 31, 2001.

Motient and Rare Medium have filed a joint proxy statement/prospectus and and will be filing other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors are able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Motient or Rare Medium with respect to the proposed transaction may be obtained free of charge by contacting Rare Medium Group, Inc., 565 Fifth Avenue, New York, New York 10017, Attention: Investor Relations (tel.: 212-883-6940) or Motient Corporation, 10802 Parkridge Blvd, Reston, VA, 20191. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Motient  and  its  directors  and  executive   officers  may  be  deemed  to  be
participants in the solicitation of proxies from Motient stockholders. The directors and executive officers of Motient include: Gary Parsons, Walter Purnell, Jack Shaw, Billy Parrott, Andrew Quartner, Jonelle St. John, David H. Engvall, W. Bartlett Snell, and Dennis Matheson. Collectively, as of June 25, 2001, the directors and executive officers of Motient beneficially owned approximately 2.3% of the outstanding shares of the company's common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.




                     ***************************************



                               Motient Corporation
                            Investor Conference Call
                           July 19, 2001 - 12:30pm edt


Caution Concerning Forward-Looking Statements

The discussion set forth in the following transcript includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding financial and trend projections and statements regarding the consummation and timing of the proposed merger between Motient and Rare Medium Group, Inc., combined business opportunities and synergies, expected revenues, liquidity, and financial performance. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors, financial markets, the failure of the proposed transaction described above to be completed for any reason or the parties being unable to recognize the benefits of the transaction. More detailed information about those factors is contained in Motient's filings with the Securities and Exchange Commission, including Motient's registration statement on form S-4 (File No. 333-63826), Motient's annual report on Form 10K for the year ended December 31, 2000, and Motient's quarterly report on Form 10Q for the quarter ended March 31, 2001.

Motient and Rare Medium have filed a joint proxy statement/prospectus and will be filing other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors are able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Motient or Rare Medium with respect to the proposed transaction may be obtained free of charge by contacting Rare Medium Group, Inc., 565 Fifth Avenue, New York, New York 10017, Attention: Investor Relations (tel.: 212-883-6940) or Motient Corporation, 10802 Parkridge Blvd, Reston, VA, 20191. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Motient  and  its  directors  and  executive   officers  may  be  deemed  to  be
participants in the solicitation of proxies from Motient stockholders. The directors and executive officers of Motient include: Gary Parsons, Walter Purnell, Jack Shaw, Billy Parrott, Andrew Quartner, Jonelle St. John, David H. Engvall, W. Bartlett Snell, and Dennis Matheson. Collectively, as of June 25, 2001, the directors and executive officers of Motient beneficially owned approximately 2.3% of the outstanding shares of the company's common stock. Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

                ***********************************************

Eric Swank: Good morning. Thank you for joining us for Motient Corporation's Second Quarter 2001 conference call. This morning we issued a press release outlining the results for the second quarter. If you did not receive the release, please call (703) 716-6920 to request a copy.

Representing Motient today are: Chairman, Gary Parsons; President and CEO, Walter Purnell and Chief Financial Officer, Bart Snell. After their prepared remarks and an overview of the company's performance for the quarter, we'll open for your questions.

We'll begin today with a general overview by Walter Purnell, Walt?

Walt Purnell: Good afternoon and welcome to our second quarter earnings call.

We just completed an unprecedented quarter from a unit loading perspective and it was a quarter that also saw significant net service revenue growth. Our ongoing cost reduction efforts continued to build and, combined with the revenue growth, helped provide another improvement in EBITDA. On the liquidity front, we are on schedule with our internal forecasts. Our revenue growth and cost cutting efforts have decreased our overall burn rates and will bring us much closer to our goal of breakeven. The loan from Rare Medium provided short-term relief and the proposed merger is expected to provide substantial funding as well as a very interesting set of additional capabilities for Motient to take to the market. While the talk on the street continues to be of a difficult economy and corporations cutting back, our business is uniquely positioned as we are selling a productivity tool that saves people money. We hope that continues. Lets get to the results.

First, from a unit-loading standpoint.

Normally, we only report net additions, because our churn number has usually been so small that gross and net are almost identical. This quarter, because of some uncharacteristic churn in two vertical accounts, which really masks some of the progress we've made on the sales front, we are reporting both gross and net metrics. And, let me explain that...

While the churn did not materially affect the net service revenue and did not prevent us from achieving our revenue, EBITDA and Wireless Email net addition guidance, it did affect the overall unit count and prevented us from reaching our Total NET addition target.

Our gross adds for the quarter were 31,462, a record and up over 25% from the previous quarter. Significant contributors to that number, in addition to our direct sales force, were Skytel, Aether, and two new resellers . . . Inphonics and Where to Live.com. Our direct sales force saw continued penetration for eLink and Blackberry in corporate accounts, specific continuation of success in the Legal market, and a beginning of this year's UPS rollout.

With respect to the churn that I mentioned, though, we did have a one-time de-registration, which did not fit the normal definition of churn as the impact on revenue was not material, but it counted nonetheless, it involved IBM. IBM, our long-term Field Service customer, completed their migration to a new device platform, moving from the Rim 800 clamshell to the Rim 857. The Rim 800 had a difficult maintenance experience and IBM had a few thousand live spares that they needed to insure they had enough working devices to transact their business. These spares would cycle in and out of service, generating revenue periodically during a quarter . . . and at a lower rate than the primary devices
 . . . but they generated revenue none-the-less and, of course, they counted with registered units. With the 857, the reliability is dramatically better and IBM decided to go with minimal sparing . . . or . . .3,300 fewer spares. Again, this doesn't materially affect the revenue since the same amount of traffic is sent over fewer devices, but it is an odd case where a better product and better reliability will actually decrease our reported number of units in service.

The second  deregistration was from Lucent, one of our largest customers,  which announced substantial downsizing. For us, that has resulted in 1,250 de-registrations as they cut their workforce. This one is revenue affecting, with an impact of roughly $100,000 per quarter. This is the first significant effect we have seen from the economic retrenchment. We hope we don't see too many more.

So accounting for those two unexpected de-registrations, plus the normal churn, our total net additions for the quarter were 24,245. Our Wireless Email segment experienced very low churn . . . less than a thousand units. Net additions in that sector were consistent with our guidance at 24,534.

In terms of gauging our level of activity going forward, however, we believe the gross adds for this quarter are a more meaningful indicator of the success of our sales strategy, and the true demand for these products.

Our sales strategy continues to pay dividends. On the partnership front, probably the biggest news is the level of sales activity we are seeing from Skytel. They have closed a lot of new business and their funnel is full, and that is due, not in small part, to the simple fact that they have taken the Pagewriters and Timeports off the belts of their salespeople and replaced them with Rim 857s. Skytel has dramatically increased the focus of their team with respect to selling the high-end business user and the products they are leading with are eLink and Blackberry on the Rim devices. We look forward to more dramatic results from them in subsequent quarters.

Two other new resellers were signed in the second quarter and they began to take units, Inphonics, and Where-to-live.com. Inphonics is a nationwide developer and reseller of wireless services in the B2B Arena. They provide sophisticated enterprise wireless solutions and virtual private wireless networks. They have committed to 25,000 units in adding our service to their Portfolio.

WhereToLive.com is a small, early-stage company that is bringing to the real estate market a package of a digital camera with a cellular modem for transporting pictures and a Rim device on Motient for textual information. They have committed to a four-year quantity of 100,000 units.

Our Direct Sales force has a very specific target audience and has also been making significant contributions. In the first half of 2001 our direct channel saw initial loading at nearly a hundred new accounts to add to the 100 that existed at the end of 2000. A third of this new account activity has been in the legal community and has been largely eLink related as many of the email systems in place in this market are a preponderance of Novell and Eudora systems in use in this space. Because of the open architecture of the eLink offering, and the method of integration, we have experienced a shorter implementation cycle within law firms. They have also been quicker to deploy numbers that are closer to the "full opportunity" for the account. Some of this may also have to do with the attractiveness of the specialized applications we offer such as wireless access to Lexis Nexis.

One key to accelerated loading in the direct channel is further penetration of existing accounts. To put this in perspective, if only half of our existing direct wireless email direct accounts were immediately to deploy completely, we'd realize over 40,000 additional units. We feel that the average top-10 is representative of the opportunity for these accounts. Obviously none of this is guaranteed, there's work to be done and current IT spending patterns are not working in our favor, but our direct team has won part of the battle in these accounts. We think we're well positioned.

The level of commitment and desire to sell products on the Motient network is unprecedented . . .

Another fairly interesting figure that I would like to leave you with is the total backlog number. With the UPS backlog, (you will recall that they are adding 20,000 additional package cars), with the Rim commitment, with various customer orders, the commitments from Inphonics and WhereToLive.com, and our other resellers, we have contracts in hand that represent a multi-year opportunity approaching 200,000 units. I stress multi-year and while this backlog is not all going to materialize this year, there is work to do to see it implemented and in some cases with new market entrants as partners there is implementation  risk . . .. But, I think the level of activity  and  interest is very encouraging news.

On the new product front most of the news is encouraging as well. The Wavenet modem sled for the Palm V, Vx, and Workpad-III is in test and on schedule for initial availability early in the fourth quarter. Other new devices from the far-east are also working their way through their development cycles. We expect to have at least one new modem and two new lower priced devices in varying stages of availability toward the end of this year.

The only delay we have had is in the Lotus version of Blackberry. We have in fact released the product in a "soft launch" to a handful of customers who were willing to receive upgraded code following some final bug fixes that effected desk top synchronization code. The email component is working well. There is a tremendous groundswell of interest in the product and we look forward to it providing significant loading help in the second half of the year. In a way, the second quarter gross adds that we saw are doubly exciting when you consider that we got almost no help from the Lotus version of Blackberry.

Looking forward to our third and fourth quarters I remain optimistic and am looking for two more quarters of accelerating subscriber growth. In the second half, we look for added loading from the dozens of new accounts, we recently signed Blackberry and eLink services, we look for several thousand units that constitute the rest of this year's portion of the UPS rollout, we expect to see substantial sales of the Lotus version of Blackberry, and we look for continued success from our stable of resellers in point of sale as well as wireless email. Our opportunities for growth continue to expand. But as the Lucent example points out . . . we are not immune to the economic turmoil around us, and the impacts on corporate IT and Telecom spending, as was evidenced this quarter with more conservative spending profiles in both new and existing accounts. While the effects we have seen to date are isolated and relatively modest, we remain on guard.

Turning to technology for a moment . . . many of you may have seen the recent announcement of our agreement to license the software that drives out network, ACE, to a company called Hyosung in South Korea. Hyosung has installed it for the Korean DataTac Operator, Air Media. Many of the unique features of our terrestrial network, that provide a significant competitive advantage, are not hardware features at all, but are software features. When Motient acquired the ARDIS network from Motorola, we also acquired software intellectual property rights. We have modified that software to enable features that Motorola never planned, like layer load balancing which enables us to dynamically manage around congestion in dense urban areas, and enhanced registration features that enable us to support large numbers of users. These features are important and have enabled us to sell this software license for a significant amount. We have additional opportunities to sell additional licenses to other operators in Europe and the Asia Pacific region.

We have also made progress on our next generation network infrastructure. We are working with 2 companies that are developing advanced, next generation "Data Optimized" wireless protocols and expect to pilot at least one alternative next year. While absolutely voice capable, these protocols are designed to optimize data reliability and throughput rather than available voice channels. Additionally, our preliminary view is that these technologies are capital intensity of these solutions is favorable. We'll continue to talk about this on future calls.

I should also mention that we recently signed a very significant agreement with Wireless Knowledge whereby they will enable their Anystyle suit of software on the Motient network. Under this agreement they will sell the software and we will fulfill the network services. Wireless Knowledge is a very innovative and powerfully backed company, backed by Microsoft and Qualcomm as you may well know and we look forward to Anystyle helping to grow our user base. If you are not familiar with Anystyle, it is a wireless email solution created to work on any device. It is expected that over time the solution will be available first on Rim product, then on the Palm product, and eventually Pocket PC. Wireless Knowledge has a growing sales force and they seem to be building a head of steam. They too, have a full sales funnel and many of the accounts are demanding a Motient implementation. We expect to see Anystyle customers on the network in the fourth quarter.

So, in a challenging environment we grew our subscriber base at a record pace. We have added new business partners and our existing partners and direct sales forces are starting to contribute some significant results. The core business is looking better by the day. What about the rest of our activities and investments?

Rare Medium, the merger is moving ahead. The proxy statement has been filed with the SEC and the review is in process. Though it is difficult to predict, we anticipate a conclusion to that in several weeks and then we can publish the proxy and schedule the special meeting for the shareholder votes on both sides. We continue to expect a September closing. In the meanwhile, we have pulled down the second $25m tranche of the Rare loan and that will continue to provide short term liquidity for us. We have also done a lot of planning for the merger and have begun to make joint customer calls on our customers. In Rare's case they are able to show how they would implement a wireless solution for their customers and in our case we are able to show the consulting, internet, and programming capabilities we will soon be able to bring to our customers. We think, both sets of customers see the advantage of the combination and early sales calls are encouraging.

XM Satellite continues to move to commercial launch as scheduled. Both satellites are now up and operational, the service is in "Soft Launch" and is beta testing, and other aspects of the business plan are moving forward as well. XM's stock price and market cap has now moved past that of the other licensed provider, and the analyst community is generally crediting XM with a significant first-mover advantage at this point.

Mobile Satellite Ventures (MSV) is also moving ahead. The FCC review of the proposed merger with TMI and the proposed terrestrial reuse of the L-band spectrum is progressing. It is difficult to predict here to when the FCC process will conclude, but our proposals are being seriously evaluated and we are feeling increasingly positive about our prospects for success. In a related piece of news, yesterday, the FCC announced the awarding of spectrum in the 2 GHz band, and one of the recipients was our MSV partner, TMI. That award was expected and this license will become part of MSV when the transaction is approved and closed.

To conclude, we remain very concerned with the overall health of the economy, and the pressure the stock market has been under over the past year and a half, especially in our industry. We are encouraged, however, by our growing ability to post better and better results, sign new customers and business partners, proceed on transactions that provide us ongoing liquidity, and basically put the company in the best shape we know how. Somewhere along the line I think this market will be more discriminating rather than painting so many stocks with the same brush, and when the sentiment improves we are planning to be showcasing a Motient that is in dramatically better shape than at any point in its history.

With that, let me turn it over to Bart Snell for the financial details. Bart?

Bart Snell:  Thanks Walt.

As I've done on previous calls, let me start by reviewing the high level scorecard for the quarter, with a comparison to what we said last call:



------------------------------- ----------------------------- ----------------------------- ----------------------------
            Metric                        Guidance                       Result                        Score
------------------------------- ----------------------------- ----------------------------- ----------------------------
------------------------------- ----------------------------- ----------------------------- ----------------------------
        Wireless email             "Nearly all Net Adds"               24,500 Net                       Met
         Subscribers                                           (39% sequential increase)
                                                                      25,400 Gross
------------------------------- ----------------------------- ----------------------------- ----------------------------
------------------------------- ----------------------------- ----------------------------- ----------------------------
            Total                      "Range of 30k"              Over 31,000 Gross,               Met - Gross
         Subscribers                                                Over 24,000 Net                 Short - Net
------------------------------- ----------------------------- ----------------------------- ----------------------------
------------------------------- ----------------------------- ----------------------------- ----------------------------
           Revenue                   5-10% Improvement               9% Improvement                     Met
                                                                                                    (High End)
------------------------------- ----------------------------- ----------------------------- ----------------------------
------------------------------- ----------------------------- ----------------------------- ----------------------------
            EBITDA                   10-15% Improvement        $5 million Improvement or               Beat
                                                                 30% - to a loss before
                                                               unusual items of ($11.9) m
------------------------------- ----------------------------- ----------------------------- ----------------------------


Motient continues to execute successfully, in difficult business and capital markets. Quarterly EBTIDA has improved for the second straight quarter, on the back of expense reductions, which improve our breakeven point. Revenue has stabilized following the Aether transaction. We loaded the network with another record quarter, and as we will discuss later much of our growth came with take or pay commitments--meaning we not only sold RIM hardware but also contractually reduced the risk associated with future service revenue growth. We were aggressive in moving the older 850 (pager like) RIM inventory, and our aggressive hardware pricing required customers to sign take or pay service agreements. Net-net, in a quarter when many companies are showing revenue and income reductions quarter to quarter, Motient made significant progress. We also have more to do.

From a liquidity perspective, the first quarter was our darkest hour. XM prices dropped sharply in March, leading to the "Going Concern" opinion, which raised concerns for our investors--and customers. Telecom companies with heavy debt and/or build-out requirements remained hard hit in the equity markets, and the 2nd quarter saw several firms join the growing list either filing for bankruptcy or declaring a near term liquidity crisis. With the Rare Medium acquisition announced in May, and the accompanying short term funding prior to closing with the $50M loan agreement--we improved our liquidity without adversely effecting XM's share value and gained future strategic benefits following our expected closing later this quarter. Liquidity remains an important topic for Motient, and will remain at the top of our priorities given our relatively high debt levels and our requirement to reduce bank debt every time we sell or monetize assets. Essentially, we have had to raise $2 of funding for $1 of operational liquidity requirement. And, starting in October we are scheduled to begin paying approximately $40M of interest annually to our High Yield Bondholders. That being said, we now see a pretty firm liquidity picture into the 2nd quarter of 2002, and we are working on actions to move the liquidity horizon into 2003. With the continued successful execution over subsequent quarters, we remain confident of reaching EBITDA positive operations during the first half of 2002, and free cash flow about the same time in 2003. Of course, we believe time is our friend, as we remain optimistic that our Mobile Satellite Ventures investment may provide additional liquidity in the first half of 2002. As a final liquidity note, it appears the MobileMax2 product-- the long haul trucking communications solution we sold to Aether--achieved the 3,500-unit milestone in June. We will be talking to Aether about receiving the final $10M of the original purchase price, which we will use for bank debt reduction.

So, before we move into the detailed discussion of the quarter, to recap: The second quarter was another strong step in the right direction--improving profit performance. We believe our quarter's performance Meets or Beats expectations. Liquidity was again enhanced during the quarter, and a clear path has emerged into the first half of next year--about when we should start turning EBTIDA positive. We remain significantly under-valued, and we are expecting the 3rd quarter to demonstrate continued profit improvement.

Now, let's dig into the details for the quarter, and start with the top line.

Gross subscriber additions during the quarter were 31,462 consistent with the outlook that drove our subscriber guidance. However, as Walt discussed, we experienced several thousand units of "un-planned" churn within our custom vertical accounts, leading to a net unit growth of 24,245. Two or Three thousand units of churn within a given quarter are not unusual for our business. That's essentially 1% per quarter and is consistent with the fluctuations we see within our vertical accounts. Seven-thousand was uncharacteristic, and as Walt indicated was isolated to a few accounts. We are watching for exposure in other vertical accounts during the coming quarter.

As expected, eLink and Blackberry comprised the majority of the Net Additions with total count 24,534, a 39% increase for the quarter, another record performance, and the most significant step-up in several quarters. Gross additions for this segment were just short of 25,400, which means churn in this particular segment was very modest.

Over the 6-month horizon we see tremendous opportunity with the release of Blackberry for Lotus Notes, some of the new partnerships Walt mentioned, increased momentum with our Skytel relationship, release of our Palm Sled and the gradual resolution of sales and implementation cycles in the Direct Channel. How that skews over this period depends on a variety of factors that we will discuss in a moment.

Within the Custom Vertical Segments, with the exception of Field Service, which was impacted by the churn that Walt discussed at IBM and Lucent, every segment experienced growth consistent with prior quarters.

Turning to revenue, we generated $19.5 million of service revenue for the quarter, up solidly from $18.0 million in the previous quarter, in line with our estimate of 5-10% growth for the quarter.

As with subscribers, we showed revenue growth across all categories with the exception of Field Services. Field Service revenue declined for the quarter, caused by a variety of factors, some of which are related to the customer down-sizings discussed earlier in the call. Other factors in the sequential drop include the absence of a significant amount of one-time device registration fees, which positively impacted the first quarter. We discussed those on the last call, as well as the expected and related drop in this metric for the second quarter. This impact along with the Lucent churn, a modest impact from the IBM reduction and service credits related to certain contractual renewals led to a decline in ARPU. Looking forward, we see the ARPU for this segment rebounding slightly to $40, and absent additional customer downsizing, the revenue contribution stabilizing.

The sequential decline in Field Services was offset by a one-time revenue event associated with the license for our ACE platform that Walt discussed earlier. This was a $1.75 million item was grouped in our "Other" revenue category. Next quarter you should see the ARPU for that category return to a level consistent with the prior two quarters.

The final item on revenue, and the most important in gauging our progress toward profitability is the growth in Wireless Email revenue. Wireless email revenue grew 22% for the quarter and was the largest contributor to recurring revenue growth. However, late quarter loading caused the revenue growth to lag subscriber growth, resulting in a slight reversal in our trend of improving ARPU. Essentially all of the loading occurred late in the second quarter. So why the skewed loading? Well as we discussed a few moments ago, the quarter began with a carry-over of the first quarter liquidity crisis. Customers contemplating roll-outs on our network and purchases of hardware deferred their decisions. After our existing and potential new customers digested the liquidity benefits of the Rare Medium transaction and saw the XM share price recovery, we began to see renewed purchases later in the quarter. At that point, we were into June. It says something about the demand for wireless email that with that late start we were still able to meet our objectives during a difficult time. We feel good about this performance, but unfortunately some of our metrics suffered.

Moving down the P&L Statement . . .

We incurred approximately $2 million in negative margin on hardware sales during the quarter, prior to a write-down on 850 inventory. The $2 million margin includes one-time costs to restructure our supply contract with RIM, as well as our current practice of subsidizing hardware as part of our overall Cost of Subscriber acquisition. We'll discuss cost per gross add in a few moments. Through the first half of the year our level of subsidy, for hardware that we sell from our inventory, on average, has been modest. (In the range of 1 month of service revenue). The 857-form factor has been well received at its current price, but in the case of the smaller 850 handheld, we found ourselves adopting a more aggressive stance. Because of this we elected to take a write-down on the 850 hardware of $4.5 million in the second quarter. We think this action allows us to better position the product in advance of lower cost device alternatives that we believe will be available to us early next year. It also allows us to develop and trial service offerings for those types of devices ahead of their availability.

Our cost containment efforts are proving productive. Operating Expenses dropped by approximately $5 million or 14% as a result of the initiatives we discussed last quarter. Key areas of decline included G&A expenses, which dropped by $1.5 million, and Sales and Marketing, which was reduced by $4.7 million for the quarter resulting primarily from additional reductions in advertising expense. The reduction in advertising expense was in line with our guidance on the last call and is consistent with our subscriber acquisition strategies, our current position with respect to our retail initiative, and the capabilities of our partners in the enterprise space. As we've said on previous calls, we've been shifting dollars somewhat away from advertising and into investments that directly affect the value equation for customers, such as subsidies and free-airtime, and into success-based forms of compensation within our channels. Our challenge, like other wireless solution providers, is to reduce the sales cycle within all channels and rapidly roll-out some of our backlog. We think this is the most effective and efficient use of funds.

Through June, our Cost per Gross Add outside of our retail initiative was approximately 4 months of service revenue. With shifting distribution mix and further containment of the advertising component prior to the launch of our Palm initiative, we think this metric should remain stable.

Finally, we saw increases in Cost of Operations associated with increases in our base station maintenance contract with Motorola, expansion of the network and one-time maintenance contract charges on the new Tandem switching gear that was implemented at the end of 2000.

All of this translates to an EBITDA loss for the second quarter of ($11.9) million prior to the inventory write-down, a 30% sequential improvement and better than our previous guidance. Including the write-down, EBITDA had a loss of ($16.4) million, still a small sequential improvement for the second quarter.

The last item with respect to second quarter results that I'd like to cover is Capital Expenditures. We invested approximately $5.2 million during the quarter for network expansion and general infrastructure development. This level is somewhat above the prior quarter but is very much in line with our previously discussed cost containment plans. This level allows us to continue to expand the network for capacity and coverage. We've recently invested in geographic coverage enhancements around New York, San Francisco, Dallas, Houston, Seattle as well as other smaller vacation destinations such as the Hamptons, NY, which I know is of interest to some of you. Outside of opportunistic frequency purchases, we see the spending level declining for the remainder of the year. Our full year program is estimated at $15-$16 million.

Next, let's discuss the trends we see for several key business indicators, and recap some of the guidance I've provided to this point in the call:

First Subscribers:
Looking ahead to the third quarter, we are encouraged by our healthy backlog and tremendous opportunity relating to BlackBerry for Lotus that is expected to expand our reach to the other "half" of the enterprise market. In addition, we are encouraged by our product reliability track-record, historically low subscriber churn rate, and steady subscriber growth that has been in line with our previous forecasts. However, as a management team, we cannot ignore the general slowdown in the broader economic environment and the potential impacts it may have on our business in the near term. Accordingly, assuming there is no further significant deterioration within the broader economy, we expect demand for eLink and BlackBerry to continue to grow to record levels. We expect total net subscriber additions to increase at a rate of 30-40% sequentially over the next 2 quarters, driven by building traction for the Lotus Notes offering, availability of our modem for the Palm handhelds and continued deployment of the UPS contract . . . balanced against the macro-economic pressures we've already discussed.

This is a deviation from prior guidance, however, while our sales organization continues to drive for annual growth exceeding 150,000 units for the year, we feel it is a prudent decision given the current environment.

With respect to Revenue:
Wireless email service revenue should see growth for the third quarter on a real basis, which will become the primary engine of revenue growth in the third and subsequent quarters. On a basis excluding the revenue from ACE, we expect total net services revenue for the third quarter to grow in the range of 10% based upon our related subscriber guidance.

For EBITDA:
We remain concerned about the general economic conditions and the need to be more guarded in our full year outlook. However, we can and will continue to manage operating expenses conservatively, and we believe EBITDA will improve in the third quarter in line with revenue and subscriber acquisition through 2001. In addition, we maintain our projection for EBITDA breakeven mid 2002. We expect our expense savings will have less affect on a quarterly basis in the third quarter, but at this lower level we will see better margins for the same revenue dollar.

With  that,  let me turn it back to Walt for his final  thoughts.  Walt?  Thanks
Bart.

Walt Purnell:
We completed a solid quarter, and a number of our initiatives are going our way. We remain optimistic that our fundamentals will continue to improve quarter on quarter, in spite of the economy. But, we are somewhat more cautious based on our recent experience, and we are taking the actions necessary to be able to respond as conditions change.

With that let me open it up for a few questions.

Operator:  We'll take our first question from Maria Langone, Wit Soundview.

Tim O'Neil:  Hi, sorry, it's Tim O'Neil.  Hi Bart.  Hi Walt.

Both:  Hey, Tim.

Gary Parsons:  Hey Maria how you doing?

Tim O'Neil:  Yeah, thanks.  Hi Gary.

          Just, Bart, you were talking about the mix in eLink, can you get, can you give us a little more specific information in the mix between the 850's and the 857's?

Bart Snell: We have seen the majority, at least half of the quarterly volumes in the second quarter were 857's, Tim. And a lot of that was, if you will, turnover that occurred where we ordered and shipped during the quarter.

Tim O'Neil: Okay, great. The only other question I had, can you tell us how the quarter progressed? Was it back end loaded, front end loaded, was June significantly up from May which was up from April? Any kind of information would be helpful?

Bart Snell:  Yeah, I would describe it as an exciting quarter.

         (Laughter).

          Well,it was back end loaded. We did, to expand on my comments earlier, frankly, we did in April have a fair bit of discussion with some customers explaining our liquidity position in light of the going concern opinion and that also carried over into May as we made the Rare Medium announcement. And then we got to re-explain what that meant in a positive sense from a liquidity perspective. What that all means is that a lot of the activity, as far as net additions, ended up in June and June was a record month for us.

Tim O'Neil:  Great.  Thanks.  Good quarter.

Bart Snell:  Thank you.

Operator: We'll take our next  question  from Cindy Motz,  Credit  Suisse  First
          Boston.

Cindy Motz:  Hi.  Good  job  on the eLink(sm) net ads.   I  just had a couple of
          questions, though, with the eLink ARPU, I got on late, so I'm sorry if you explained a couple of these things but I know that it says in the notes that it should be normalized around $28 but it keeps working out to around, obviously as you show, like around eleven or twelve dollars. When do you think, I mean, like every quarter it seems to be back end loaded. So when is that going to sort of normalize a little bit in the numbers, do you think? And then the second question was, and you probably mentioned this but again, what happened in field service this quarter? Obviously, I guess, you lost some subscribers there? Thanks.

Bart Snell:   Field service and then talk about  ARPU.    Let's work  backwards.
          On field services, as far as the net additions, we saw some; we lost about 3,300 units at IBM and about 1,200 at Lucent. The 3,300 at IBM were really maintenance spares that they had kept live on the system with their Rim 800 devices that they replaced in the first quarter with the Rim 857's. And the Lucent downsizing affected us by about 1,250. And that really did affect revenue.

          On eLink, average revenue per unit, you know, who knows. We may be facing back end loaded every quarter, it may be the nature of what we do. It just happens that every back end quarter, so far, is larger and we expect them to be larger in the future. We do have some, we do expect to see that, as Eric and I have been talking about with you over the future. In fact, we think that given the extreme back end loading of this quarter, that what we put out in our release of $11 average revenue per unit for wireless e-mail, probably, compared to even the prior quarter was more like thirteen or fourteen dollars. So it did come up but it's not showing in the numbers and we need to do that, Cindy. Hopefully we'll do that by getting off to a faster start this quarter. We'd like to see that. We have indications to believe that will be the case. So I think the earliest you'll see any real improvement from us on a reporting basis will be after this quarter.

Cindy Motz:  Ok.  Thanks a lot.

Walt Purnell: Cindy, I would add to that, that we focused quite heavily on balancing the loading during the quarter in the last quarter. And we really had the demand to do that but we got it in our own way with the liquidity concerns that we had to keep explaining to customers. But then once we got over that, we were able to pull it out, it just all came in June. But we're trying very mightily to make sure that gets spread a little bit better in subsequent quarters.

Cindy Motz:  Ok.  Thanks a lot.

Operator:  We'll go next to Joe Luton, APS Financial.

Joe Luton:   Good afternoon.  Just  a  question  on  clarifying  your  liquidity situation. Assuming the Rare merger goes through, you basically anticipate you will have enough capitol or funding to carry you through 2002, correct?

Bart Snell: I believe what we said in our press release when we announced the Rare Medium transaction and what I tried to say earlier today is based on our available XM shares and based on the cash that we would have available to us post, or through our Rare Medium transaction and without anything else, we see funding available to us into the second quarter of 2002. We have, in prior calls, talked about our mobile satellite ventures investment and the opportunity that provides for liquidity in the first half of next year. So I think, for now, I'd say that we still have some things to do to make as strong a statement as you did, which is, that we're funded through 2002. We still have, you know, we have some decisions to see how they get made at the FCC and/or some alternate funding actions that we would need to take as we have in the past.

Joe Luton: Right. So, basically, what you're saying is the next two coupon payments on the notes, assuming the Rare transaction goes through, is very likely. Correct?

Bart Snell: As we pointed out in the call, we have our first cash pay from operations interest payment on the senior notes in October and the second one, I guess, you're referring to would be in April.

Joe Luton: Yeah. So you basically, assuming the Rare goes through, then those essentially, in your opinion would be doable.

Bart Snell:  I guess...

Gary Parsons:   Those have been calculated into the flows that we said as of the press release.

Joe Luton: Right. Now I'm just kind of going to ask, kind of a stupid question here but I would like to get ya'lls take on it. You know the, your bonds are trading at, you know, the low 20's and essentially, assuming the Rare transaction goes through, there are a couple coupon payments there, obviously where the bonds are priced, the investors are, looks to me like they're discounting the Rare transaction even going through. You know, why do you think the bonds trade where they do and they're not, in my opinion, not giving any sort of value to your assets. Do you have any opinion on why your bonds are being quoted where they are and trading where they are?

Bart Snell: I think that, my comment would simply be, whether it's the equity or the bonds, both securities reflect significant concerns about liquidity. We have, we're a very challenging business, I think, for both bond holders and equity holders to follow because as you look at our assets, we're not a one note little symphony here. We have our terrestrial network, we have investments in XM, we have investments in Mobile Satellite Ventures. Our terrestrial network participates in four different market segments. You really have to be, you have to work hard to figure out where the value is in this business. As a result, I think that, it's easier for me to understand in this general set of market conditions that they are going to trade at a depressed level. Why they are at that particular level, you know, not really sure. But it is, as someone has told me occasionally, it is what Bloomberg says it is and I think that as people gain more confidence, that as in this quarter and the prior quarter, they can see improvements in earnings and subscriber growth that will give them a better sense of confidence that liquidity from operations is more likely to occur. And as we touched on earlier in your question, we still have some more uncertainty that needs to be resolved on, particularly, the back half of 2002 of funding and liquidity.

Joe Luton:  Ok.  Thanks a lot and good quarter.

Bart Snell:  Thank you.

Operator: Once again, it is star one if you would like to ask a question. We'll go next to Rob Sanderson, Bank of America.

Rob Sanderson: Hi guys. I had a question.  I'm just reading some of the research that was published this morning by some of your sell side analysts and there's a comment about active users and I don't necessarily understand the mechanics, so I was hoping you could, maybe, help me. You know, this analyst was suggesting that only six thousand new active users joining the network and I did hear you talk about some take or pay commitments on the service side. Could you, maybe, walk me through, you know, what this gentleman's assuming and do you endorse that and what's the mechanics of this take or pay.

Bart Snell:   First  as  a  comment,  I can't comment on the particular quote, I haven't read our statistics because I haven't really read that. What I would comment more generally is, and as we've touched on in a couple calls, our principal distribution method of wireless e-mail is indirect strategy. We use SkyTel(tm), we use other indirect resalers and we've added some this quarter. The general model is, they take hardware from us and, which they tend to load in the subsequent quarter. So that leaves us, if you will, with a float of inactive devices at the end of any particular quarter, at least for some of the activity and in this case, with a back ended quarter, much of that will go into customer hands, if you will, end user customers in the third quarter. As a network operator, you know, that's kind of the method and I would suggest it is very similar with other wireless data operators as the devices when shipped are what we describe as hot. That means they're ready to operate and can be activated immediately. So that's generally what the float discussion refers to.

Rob Sanderson:  Ok.  So, you know, the number of  net   additions and,  that you
          report is then not necessarily net additions, it's units sold into the channel as a big component of that?

Bart Snell:  Well, when a unit is irrevocably sold into a channel.

Rob Sanderson:  Right, but you may not necessarily get the revenue impact on the
          service  side  until  that  thing  is  activated,   is  that  how  the
          ARPU works?

Walt Purnell: That's right. And in fact, Rob, that's what we've, as we, in what we do, we report to you the average ARPU, you know, if you will, based upon what's actually generated or earned for service revenue. And we talk about in the calls, how that might average, in this quarter $11 and the prior quarter $12 per month per unit, even though our contract rates are more in the range of $20-30 per month. So that's kind of the lag fact that we talk about and that's one way to capture it.

Rob Sanderson: So, you know, if, again through the really big June quarter and you think that there's a normal lag on that, would it be reasonable to think that the net activations from your 24 was around a third or less?

Bart Snell: I think for the quarter, that might, for that particular net ad, that might not be a bad assumption and we would expect the balance, as our partners would, to come on line during July and probably August.

Rob Sanderson: I got you. Can you comment, you know, your channels are certainly broadening here on the wireless e-mail product. You mentioned SkyTel, I think even Rim does some blackberry(tm) loading to their direct. Can you comment on the strength of a channel versus direct and particularly those two indirect partners?

Walt Purnell:   Well,  SkyTel  has  been  our most successful  partner,  year to date. I, we're not going to announce their results, that's for them to do. But they have been our most successful. And Rim has begun to get a lot of pilots. Metrocall has sold some units for us as well. And Aether has stepped up particularly in the second quarter and begun to take a lot of units. So I would say about three quarters of our sales are through the indirect channels.

Rob Sanderson: And last question. I think last quarter you talked, you gave us a sense of the mix of blackberry versus (eLink). I think you said about two thirds were blackberry. Same sort of trends this quarter or what, can you comment on that?

Bart Snell: Yeah, approximately the same.

Rob Sanderson:  Great.  Thanks guys.

Operator:  We'll take our next question from David Wright, Deutsche Bank.

David Wright: Good afternoon. My question relates to Rare Medium and their cash burn rate. Do you have any idea what you expect, you know, on the balance sheet would you expect to see in September when the deal actually closes? And I have a second question that relates to Aether and the ten million dollars that you had mentioned before. Whether or not that was related to the escrow or the earn out and if it wasn't related to the earn out, what do you see there? And the timing of that?

Bart Snell: Regarding the Rare Medium, we, because of the period that we're in with the merger, we can't comment on that. But the first quarter, if that's what you're looking at, was an unusual event. We don't expect the burn rate anything like that.

          Regarding the Aether transaction, that is the escrow, that's not part of the earn out.

David Wright: Do you have any idea what the earn out, whether it will be zero or, you know, ten, twenty million dollars?

Walt Purnell:     They have a plan that  escalates  pretty steeply in the second half so we're going to have to wait and see.

David Wright:  Ok.  Thank you.

Walt Purnell:   I believe  that's it. So thank you for joining us this  morning.
          That concludes our second quarter call.

Operator:  This concludes today's conference.  Thank you for your participation.

                                       END


Walt: Thank you for joining us this morning. That concludes our second quarter earnings conference call.